Filed by: Connecticut Water Service, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Connecticut Water Service, Inc. (Commission File No.: 0-8084)

This filing relates to the proposed transaction between SJW Group (“SJW Group”) and Connecticut Water Service, Inc. (“CTWS”) pursuant to the Agreement and Plan of Merger, dated as of March 14, 2018, among SJW Group, Hydro Sub, Inc. and CTWS.

CTWS provided copies of the following information sheet during a meeting with the Office of Consumer Counsel of Connecticut and the Office of the Attorney General of Connecticut on March 23, 2018 and a meeting with the Connecticut Public Utilities Regulatory Authority on March 26, 2018. CTWS expects to provide copies of the information sheet in future meetings with government officials and may post the information sheet on its website.

Connecticut Water
AVON • HERITAGE VILLAGE



CONNECTICUT WATER SERVICE, INC. SUMMARY

Connecticut Water provides high quality water and excellent customer service to 104,000 customers or more than 360,000 people across the state in 59 towns.

Connecticut Water has operated for 60 years and recently acquired Avon Water Company and Heritage Village Water Company which provides both water and wastewater services to customers.

The three separate companies in the state, are regulated by the Public Utilities Regulatory Authority (PURA) for rates and quality of service of each company.

Company	Number of Service Communities	Number of Customers Served	Number of Employees
Connecticut Water Company	59	94,000	202
Avon Water Company	3	4,800	7
Heritage Village Water Company	3	5,000	9

OUR SERVICE AREA TRULY SETS US APART

WE PROVIDE SERVICE TO ALL OR PART OF THESE 59 TOWNS ACROSS THE STATE

- Ashford
- Avon
- Beacon Falls
- Bethany
- Bolton
- Brooklyn
- Burlington
- Canton
- Chester
- Clinton
- Colchester
- Columbia
- Coventry
- Deep River
- Durham
- East Granby
- East Haddam
- East Hampton
- East Windsor
- Ellington
- Enfield
- Essex
- Farmington
- Griswold
- Guilford
- Hebron
- Killingly
- Killingworth
- Lebanon
- Madison
- Manchester
- Mansfield
- Marlborough
- Middlebury
- Naugatuck
- Old Lyme
- Old Saybrook
- Oxford
- Plainfield
- Plymouth
- Portland
- Prospect
- Somers
- Simsbury
- South Windsor
- Southbury
- Stafford
- Stonington
- Suffield
- Thomaston
- Thompson
- Tolland
- Vernon
- Voluntown
- Waterbury
- Westbrook
- Willington
- Windsor Locks
- Woodstock

OUR COMPANY

Water is essential to sustain life, our economy and our communities. Our families require clean, safe drinking water for their health. Our communities need it for public safety, fire protection, recreation and economic development.

We know how important it is to provide our customers with high-quality drinking water and reliable service, and we have a strong team of employees ready to serve our customers and communities.

Employees:

Employ over 200 professionals who ensure that we provide high quality water and responsive service to customers every day.

Customers:

93,769 residential customers, 7,150 commercial and industrial accounts, and state and municipal facilities in 59 towns (fire safety, schools and public buildings)

Our Water System:

Combined supply capability of more than 60 million gallons per day available to serve our customers and communities.

- 18 different surface water sources (rivers, lakes and reservoirs),
- more than 200 wells (groundwater supplies), and
- 22 water treatment facilities, including 5 major surface water treatment facilities.

Despite power outages experienced at 31 Connecticut Water facilities after a nor'easter, approximately 14,000 customer served by those water systems did not have any interruptions in water service because we had backup generators. Being able to provide continued service through widespread power outages is a testament to careful planning, smart infrastructure investment and the dedicated teams that maintain our systems.

INVESTMENT IN INFRASTRUCTURE The company has a long history of investing in the water systems so we can meet the water supply needs of our current customers and honor our responsibility to future generations. $45.6 Million of investments in the Connecticut Water Company systems in 2018 capital budget. $2.9 Million budgeted for system improvements in 2018 in the recently acquired systems of Avon Water and Heritage Village. $332 Million invested in the past decade in the water systems of Connecticut Water Company alone. Over 118 miles of pipe and aging infrastructure replaced in Connecticut Water system since 2007 when the Water Infrastructure and Conservation Adjustment tool became available. $34 Million Drinking Water Treatment Facility in Rockville, CT that will provide water service for current and future customers in northern Connecticut completed in 2017. CUSTOMER SATISFACTION Customer satisfaction surveys conducted by an independent research firm on behalf of Connecticut Water show our customer satisfaction at World Class Levels – consistently in excess of 90%. PUBLIC O FFICIAL SATISFACTION Surveys of public officials at the state and local level by an independent research firm on behalf of Connecticut Water reflect high levels of satisfaction with the company, in several areas including communication, relationship with local management team, community outreach, coordination of construction projects and water conservation efforts. ENVIRONMENTAL STEWARDSHIP We have a strong record of environmental stewardship, as captured in our 2016 Corporate Responsibility Report. We are proud of activities across the entire breadth of the organization, in the areas of sustainability, environmental stewardship, water conservation, energy management and social awareness. Environmental Policy • Source Water Protection • Recreation & Open Space • Forest Management • Water Conservation • Leveraging Technology • Energy Management • Transportation Management • Charitable Giving and Community Involvement • Partnering for Sustainability Connecticut Water has received awards and recognition for their industry leadership in areas across the organization that benefit our customers, employees and the environment Connecticut Department of Environmental Protection Green Circle Award for increasing public access at some of our properties and for implementing technological/process changes that improved water quality. (3 time recipient) • NAWC Management Innovation Award and Stevie Award for Customer Service Innovation for Customer Protection Program. CT Construction Industry Association Safety Award for workplace safety programs. (14 years) • EPA Partnership for Safe Water Directors Award for two of our water treatment facilities. (17 Years) • Rockfall Foundation 2016 Environmental Award. • Middlesex County Substance Abuse Action Council—Harry E. Burr Award 2016—Prevention Awareness.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of the Company or the stockholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of SJW Group or the Company; (8) the ability of SJW Group and the Company to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed by SJW Group with the SEC in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to the Company’s overall business and financial condition, including those more fully described in the Company’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017, which will be filed today, and SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither the Company or its management nor SJW Group or its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between the Company and SJW Group, SJW Group will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of the Company and SJW Group that also constitutes a prospectus of SJW Group. The Company and SJW Group may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which the Company or SJW Group may file with the SEC. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND SJW GROUP ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by the Company and SJW Group through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company will be made available free of charge on the Company’s investor relations website at https://ir.ctwater.com. Copies of documents filed with the SEC by SJW Group will be made available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

The Company, SJW Group and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of the Company and SJW Group securities in respect of the proposed transaction. Information regarding the Company’s directors and officers is available in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2017, which will be filed today, and its proxy statement for its 2017 annual meeting dated March 30, 2017, which is filed with the SEC. Information regarding the SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by the Company and SJW Group. These documents will be available free of charge from the sources indicated above.